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Unique Work | Top Sculptor

SIMONE LEIGH



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About This Offering

Distinct Style Among Leigh's Oeuvre

Leigh's work, Untitled (2021), is a prime, small-scale example of her feminine bust sculptures with a distinct, particularly complex glazing treatment that appears to be unique among her oeuvre.



$555K

Offering Size

90.5%

Artist Record Price Growth ('17-'24)

Top Of The Market

#1 Selling Female Sculptor This Decade

Since '20-'24, Simone Leigh has sold more than $13 million in sculptures at auction, more than any other contemporary (b. post-1945) female artist in the category.


Total Auction Sales ('20-'24):
$13,194,464

Image Source: Braylen Dion for The New Yorker

Consistent Demand For This Style

Recent Exit For A Similar Work

In 2023, we exited a similar Leigh sculpture that delivered 15.4% total net returns after a 36 day hold period. Past performance not indicative of future returns.



Simone Leigh
Masterworks 181

Total Net Return (36 Days Held)	15.4%
Initial Offering Size	$1.11M
Sold For	$1.33M
Profit From $10K Investment	$1.5K After Fees

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous exit featuring artwork by Simone Leigh (Masterworks 181) not included in set of similar sales of live Offering (Masterworks 466) which comprise paintings by Simone Leigh with the following criteria: All figurative sculptures, excluding works with raffia, yellow paint (Birmingham, 2012), and steel armatures.

"Total net return", or "MOIC", refers to the percentage change or multiple of the amount distributable in respective Class A shares net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. Masterworks has offered investments in over 450 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

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